

April 16, 2015

Via E-mail
Mr. James S. Scully
Executive Vice President & Chief Financial Officer
Avon Products, Inc.
777 Third Avenue
New York, NY 10017

>   **Re: Avon Products, Inc.**
>   **Form 10-K**
>   **Filed February 24, 2015**
>   **File No. 1-4881**

Dear Mr. Scully:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2014

NOTE 14. Restructuring Initiatives, page F-30

1. We note from page F-31 you expect to realize annualized savings of approximately $275 to $285 million before taxes from the implementation of the $400M Cost Savings Initiative. Please revise disclosure to discuss the periods over which cost savings are expected to be realized and whether any cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. To the extent actual savings by the plan are not achieved as expected or achieved in periods other than those expected this should be disclosed. Refer to SAB Topic 5:P.4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant